

June 17, 2013

Via E-mail
Neil I. Salmon
Chief Financial Officer
Innophos Holdings, Inc.
259 Prospect Plains Road
Cranbury, New Jersey 08512

>   **Re: Innophos Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 20, 2013**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 23, 2013**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2013**
> **Filed April 30, 2013**
> **File No. 1-33124**

Dear Mr. Salmon:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 4. Business, page 4

1. In future filings please provide information regarding the extent to which your business as a whole, or individual segments, may be seasonal. In this regard we note the discussion of the seasonal impact on your earnings in your fourth quarter 2012 earnings call as well as your disclosure on page 22 which implies that GTSP is seasonal. See Item 101(c)(1)(v) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 21
Results of Operations, page 23

2. We note that depreciation and amortization expense has declined in each period since fiscal
    year 2009. However, your capital expenditures have increased each period and you have had
    a material acquisition during fiscal year 2011 and two material acquisitions during fiscal year
    2012. The reasons for this disparity are not apparent from your existing disclosures or asset
    category fluctuations and the impact has had a positive impact on your reported operating
    results. Consequently, it is not clear whether your financial statements are comparable for the
    periods presented and whether you have complied with the guidance in ASC 250-10-50-4.
    Please provide us with a detailed analysis that fully explains the negative trend in your
    periodic depreciation and amortization expense. Specifically explain why the expense in
    2011 and 2012 was substantially less than in 2009 and 2010. Please quantify the impact of
    the material causal factors so that we can understand the magnitude of the corresponding
    impact. For example, if the variance is materially impacted by unusual fixed asset write-offs
    in 2010 then quantify such amounts. If the variance is materially impacted by a significant
    change in the proportionate amount of depreciable 20 year equipment within the 3-20 year
    asset category, then please explain how that happened and quantify the impact. We may
    have further comment.

Segment Reporting, page 27

3. In future filings, please provide investors with additional insight regarding the underlying
    causes for the material factors impacting net sales and operating income margin. For
    example, you primarily attribute the changes in net sales to volume changes and pricing
    changes without providing investors with sufficient insight in the reason for these changes
    for investors to understand the underlying causes. For example, the changes in volume
    expanded analysis may include a discussion of an expansion project, a restructuring project, a
    change in capacity utilization (including a lower planned production), a change in market
    share, pre-buying by customers, a change in customer direction, etc. To the extent that the
    explanation is a shift in product mix, please explain that shift and how that shift has
    specifically impacted your operating results. This may result in a discussion and analysis of
    your underlying markets and/or product offerings. The changes in pricing may include a
    discussion of newly implemented pricing increases or decreases; a change in product mix; a
    change in raw material costs that are passed through to your customers; etc. Please note that
    you should quantify the extent to which each factor contributed to the change in net sales and
    operating income margin. For example, the impact of increases in raw material costs and the
    impact of a maintenance outage should be separately quantified. Please refer to Item
    303(a)(3) of Regulation S-K and Sections 501.06.a and 501.12.b. of the Financial Reporting
    Codification for guidance. Please also refer to comments 3 and 4 in our letter dated April 24,
    2012, along with your responses in your letter dated May 2, 2012, for additional guidance.

4. Each of your segments was materially impacted by increases in raw material costs. However, you do not appear to identify the specific raw materials that were impacted or the reasons for such increases. Given the notable impact of raw materials on your overall financial results, please include in future filings a qualitative and quantitative discussion of how the changes in such costs materially impacted your financial results. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

1. Basis of Statement Presentation, page 43
Long-Lived Assets, page 44

5. In future filings, please disclose the level you assess impairment of your long-lived assets (i.e., the lowest identifiable levels for which there are identifiable cash flows). Please refer to ASC 360-10-35-23 – 35-25 and example 4 of ASC 360-10-55-35 for guidance.

5. Property, Plant and Equipment, net, page 48

6. In future filings, please separately present land and buildings, as land is not depreciated. Please also breakout the buildings and the machinery and equipment line items into smaller and more meaningful components, as the range of useful lives for this line item is very broad (i.e., 10 to 40 years for buildings and 3 to 20 years for machinery and equipment). Please separately disclose the range of useful lives for each new category presented. For categories that still have a very broad range of useful lives, you should separately discuss the types of assets that fall in each part of the range.

7. Please disclose the amount of depreciation expense included in changes of inventory for each period presented.

Item 15. Exhibits, Financial Statement Schedules, page 76
Schedule 1 – Condensed Financial Information of the Registrant, page 76

8. We note that you have included cash payments from subsidiaries within investing activities, which would indicate that these payments are a return of your investment of the subsidiaries in accordance with ASC 230-10-45-12.b. Please tell us how you determined that all of the cash payments received from subsidiaries are a return of your investment rather than returns on your investment, which would be an operating cash flow in accordance with ASC 230-10-45-16.b.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 22
Short Term (Annual) Incentive Compensation, page 26

9. In future filings, please disclose the actual performance of your Company and your Named Executive Officers that lead to the C Factor results. In this regard, we note that you state on page 27 that the 2012 overall C Factor score applied to all Named Executive Officers was

0.5, however, you do not provide the actual results for EPS or WC for that year or explain how the actual results were used to calculate the C Factor. See Item 402(b) Regulation S-K.

Form 10-Q for Fiscal Quarter Ended March 31, 2013

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18
Liquidity and Capital Resources, page 23

10. In comment 6 to our letter dated April 24, 2012, and in comment 2 to our letter dated May 9, 2012, we requested that you provide investors with a discussion and analysis of the collectability of accounts receivable in light of material changes in the balance in comparison to quarterly net sales. This balance is material to total current assets (e.g., 30.3% of total current assets as of March 31, 2013). As part of your analysis, we requested that you quantify the amount related to export market sales, quantify the change in the aging of your accounts receivable, net (e.g., x% is current, x% is 31-90 days, x% is greater than 90 days), and disclose the payment terms for your export sales versus your standard payment terms. In your response letters dated May 2, 2012 and May 23, 2012, you agreed to provide the requested disclosure. As of March 31, 2013, accounts receivable, net as a percentage of quarterly sales has increased to 51.2% compared to 45% for the fourth quarter of fiscal year 2012. As such, it is unclear why you have not provided investors with any analysis regarding the collectability of accounts receivable. Please advise and confirm that you will provide investors with an analysis of accounts receivable, net in future periodic reports.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, Staff Accountant, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton, Staff Attorney, at (202) 551-3791, or in his absence, Erin Jaskot, Staff Attorney at (202) 551-3442, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief